FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 05 October, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 05 October 2018
Statement from the Board of Unilever

Exhibit 99

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Statement from the Board of Unilever

London/Rotterdam, 5 October 2018. The Unilever Board has today decided to withdraw its proposal to simplify Unilever's dual-headed legal structure.

In developing the proposal, the Board was guided by the opportunity to unlock value for our shareholders by creating a stronger, simpler and more competitive Unilever that is better positioned for long-term success.

We have had an extensive period of engagement with shareholders and have received widespread support for the principle behind simplification. However, we recognise that the proposal has not received support from a significant group of shareholders and therefore consider it appropriate to withdraw.

Marijn Dekkers, Chairman, said: "Unilever has built a long track record of consistent and competitive performance. The Board continues to believe that simplifying our dual-headed structure would, over time, provide opportunities to further accelerate value creation and serve the best long-term interests of Unilever.

"The Board will now consider its next steps and will continue to engage with our shareholders. We will proceed with the plan to cancel the NV preference shares, further strengthening our corporate governance."

_______

Enquiries Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom	Unilever N.V. Weena 455 3013 AL Rotterdam The Netherlands

Media Relations:                                               Investor Relations:
lucila.zambrano@unilever.com                          investor.relations@unilever.com
+44 78 2527 3767                                               +44 207 822 6830
jsibun@tulchangroup.com
+44 77 7999 9683
Fleur-van.bruggen@unilever.com (NL)
+31 615008293

Unilever PLC

Unilever PLC refers to the Notice of PLC Court Meeting and Notice of PLC Extraordinary General Meeting each dated 11 September 2018 in connection with simplification. Following the Board's decision to withdraw the simplification proposal, the Board will adjourn these shareholder meetings indefinitely.

Accordingly, the PLC Court Meeting and the PLC Extraordinary General Meeting convened for 11.00 a.m. and 11.10 a.m. (BST) respectively on 26 October 2018 will be held solely for the purpose of adjournment, and shareholdersare therefore advised not to attend as no other business will be conducted at these meetings.

Unilever N.V.

Unilever N.V. refers to the Notice of Extraordinary General Meeting for Unilever N.V. dated 11 September 2018 in connection with simplification and the shareholder meeting to be held at 11.30 a.m. (CET) on 25 October 2018. Following the Board's decision to withdraw the simplification proposal, it has decided that it will cancel this shareholder meeting and therefore shareholders should not attend.

Shareholders should take no further action in relation to voting or forms of proxy in relation to any of these meetings.

Bondholders

No changes will be made to the existing structure of our debt securities and more specifically, the contingent proposals to hive up our European Debt Issuance Programme, passed by our bondholders in June, will not be implemented.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aims', 'expects', anticipates', 'intends', 'seeks', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information

This announcement contains inside information. This is a public announcement pursuant to article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.  This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.